Exhibit 3

On June 23, 2015, Majesco Limited, Mastek Limited and Mastek (UK) Ltd. jointly filed a Schedule 13D as a group within the meaning of Rule 13d-5(b) of the Securities Exchange Act of 1934 with respect to the common stock of Majesco. Notice is hereby given that as of February 26, 2019, Majesco Limited, Mastek Limited and Mastek (UK) Ltd. are no longer members of such group. Accordingly, such group has been dissolved and all further filings with respect to transactions in the common stock of Majesco will be filed, if required, by members of the group, in their individual capacity.

Date: February 26, 2019	Mastek Limited

	By:	/s/ Sudhakar Ram
Name: Sudhakar Ram
Title: Vice Chairman and MD

Mastek (UK) Ltd.

By:	/s/ Prahlad Koti
Name: Prahlad Koti
Title: Managing Director

Majesco Limited

By:	/s/ Farid Kazani
Name: Farid Kazani
Title: Managing Director

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